# Leading a powerful clean energy transition

**Fulfilling our mission • Living our values • Advancing our goals**

**Annual Report 2024**

**MGE ENERGY®**

# MGE Energy 2024 Annual Report



## Table of Contents

## MGE Energy, Inc.

MGE Energy is an investor-owned public utility holding company headquartered in the state capital of Madison, Wis. MGE Energy is the parent company of Madison Gas and Electric Co. The utility provides natural gas and electric service in south-central and western Wisconsin. Assets total more than $2.8 billion. In 2024, revenue was approximately $677 million. See the Corporate Profile on the inside back cover.

### About the Cover

Your community energy company is leading a powerful clean energy transition, delivering safe, reliable, affordable and sustainable energy in furtherance of our industry-leading carbon reduction goals. Our Tyto Solar project in Fitchburg, Wis., employs local sheep during the growing season to maintain the grass and brush in a sustainable way, another example of our commitment to sustainability throughout our operations.

With an ongoing commitment to energy affordability and to customer engagement, we continue to fulfill our fundamental obligation to our communities, advance customer-focused solutions and grow our use of cost-effective clean energy to achieve net-zero carbon electricity.



## MGE Energy (MGEE)

### Year at a Glance
*(Thousands, except per-share amounts and shares outstanding)*

| | 2024 | 2023 | Increase/(Decrease) | % Change |
|---|---|---|---|---|
| Total Market Value *(Dec. 31)* | $ 3,443,892 | $ 2,614,973 | $ 828,919 | 31.7% |
| Market Price Per Share *(Dec. 31)* | $ 94.38 | $ 72.31 | $ 22.07 | 30.5% |
| Book Value Per Share | $ 33.97 | $ 31.53 | $ 2.44 | 7.7% |
| Average Shares Outstanding | 36,210,100 | 36,163,370 | 46,730 | 0.1% |
| Shares Outstanding at Year-End | 36,489,641 | 36,163,370 | 326,271 | 0.9% |
| Operating Revenues | $ 676,944 | $ 690,431 | $ (13,487) | (2.0%) |
| Net Income | $ 120,569 | $ 117,699 | $ 2,870 | 2.4% |
| Basic and Diluted Earnings Per Share | $ 3.33 | $ 3.25 | $ 0.08 | 2.5% |
| Dividends Declared Per Share | $ 1.76 | $ 1.67 | $ 0.09 | 5.4% |
| Dividend Payout Ratio | 52.9% | 51.4% | 1.5% | 2.9% |
| Total Assets | $ 2,827,959 | $ 2,675,458 | $ 152,501 | 5.7% |
| Total Retail Electric Sales *(kWh)* | 3,153,842 | 3,158,967 | (5,125) | (0.2%) |
| Total Gas Deliveries *(therms)* | 255,418 | 265,560 | (10,142) | (3.8%) |

*For detailed financial information, see the 2024 MGE Energy Form 10-K.*



**Earnings Per Share/Dividends Per Share**

Approx. 6% CAGR*

| | 2019 | 2020 | 2021 | 2022 | 2023 | 2024 |
|---|---|---|---|---|---|---|
| Earnings | $2.51 | $2.60 | $2.92 | $3.07 | $3.25 | $3.33 |
| Dividends | $1.38 | $1.45 | $1.52 | $1.59 | $1.67 | $1.76 |

■ Earnings  ■ Dividends

*EPS Compound Annual Growth Rate

**10-Year Total Shareholder Return (TSR)**

Annualized TSR of approx. 10%

■ Initial Investment  ■ Dividend Appreciation  ■ Stock Appreciation

Assumes $1,000 investment on 12/31/14 with dividends reinvested

# To our shareholders

**Your community energy company** is transforming our shared energy future, developing innovative customer solutions and providing cost-effective clean energy to continue to serve our communities safely, affordably and reliably.

## We are delivering.
With a commitment to safety and operational excellence, our utility subsidiary, Madison Gas and Electric (MGE), is fulfilling its fundamental mission to provide safe, reliable energy. Based on results from an annual industry survey of more than 75 electric utilities nationwide, MGE ranked second for the fewest number of electric outages per customer in 2023, which is the most recent data year available. MGE has ranked in the top three utilities in the country for the fewest number of outages per customer for more than 15 years.

## We are values-driven.
Engagement is one of our core values. Meeting customers where they are and understanding the barriers they may face are at the core of our mission. From customer service and operations to engineering and community services and beyond, MGE teams embrace our obligation to serve.

Fundamental to safe, reliable energy is energy affordability—it is critical to the continued health and vitality of our communities. We continue to contain and to manage our operating costs. An MGE residential electric customer bill as a share of customer wallet is below the Wisconsin utility peer average. MGE's affordability as a percentage of customer wallet has improved almost 30% since 2013. Our multiple and continued efforts to address affordability remain a top priority.

## We are leading.
MGE was one of the first nationwide to commit to net-zero carbon electricity. In furtherance of this goal, MGE is investing in carbon-free energy resources and strategies to decarbonize the electric grid in partnership with those we serve. With meaningful customer engagement throughout our communities and through customer-focused programs, products and services to build a smarter, more integrated and dynamic grid, we are making progress toward our science-based carbon reduction goals.

## We are committed to our goals.
On behalf of all customers, by 2030, we expect to deliver electricity with 80% fewer carbon emissions, based on 2005 levels, and by 2050, we expect to deliver net-zero carbon electricity. The Company already is halfway to its 2030 goal to reduce carbon emissions by 80% compared to 2005 levels. Consistent with climate science, we are working to reduce carbon cost-effectively as quickly as we can.

As we decarbonize the electricity supplied to our customers, we are helping our customers electrify their transportation, the largest source of direct greenhouse gas emissions in the United States. We also are working to help our customers create more energy-efficient homes and businesses with programs, products and services, providing both individual and collective benefit and value. The most powerful steps our customers can take to limit global warming are energy efficiency and electrification since MGE is already driving carbon out of the electricity provided to our customers. By working together, we will achieve our shared goals.

> "MGE is decarbonizing the grid cost-effectively on behalf of all customers while working to maintain reliability. By working with customers to help them electrify and be energy efficient, we can achieve our shared goals for a more sustainable energy future."
>
> — Jeff Keebler, Chairman, President and CEO

## Investing strategically
Our strategic investments continue to deliver long-term value. In 2024, the board increased the annualized dividend rate by more than 5% to $1.80 per share. In the last five years, shareholders have seen a compound annual growth rate in dividends of about 5%.

MGE Energy has increased the dividend for 49 consecutive years and paid dividends for more than 110 years. No other Wisconsin utility or utility holding company matches our history of dividend increases. The financial publisher Mergent consistently recognizes MGE Energy as a "Dividend Achiever" for our record of dividend growth.

Many shareholders reinvest their dividends to grow their value. The total return on your investment combines stock price appreciation with reinvested dividends. In 2024, MGE Energy's total return was almost 33%. Looking at the last 10 years, MGE Energy's annualized total return was almost 10%—outperforming the EEI Index and Russell 2000. A $1,000 investment in MGE Energy, with dividends reinvested, would have grown to $2,564 during the 10 years ending Dec. 31, 2024.

In 2024, we reported GAAP (Generally Accepted Accounting Principles) earnings of $3.33 per share, compared to $3.25 per share in 2023. Earnings for 2024 were positively impacted by an increase in electric investments included in rate base, including completion of the Paris Solar project. In 2024, gas retail therm deliveries decreased approximately 4% compared to the prior year, primarily due to warmer-than-normal weather.

MGE continues to maintain the highest credit ratings of any investor-owned combination utility in the nation from Standard & Poor's (S&P) and Moody's. MGE consistently maintains strong credit quality as part of our ongoing efforts to serve our customers and shareholders responsibly.

## Decarbonizing our energy supply
The Company's disciplined financial management helps to facilitate our transition toward deep decarbonization of our energy supply. Our investments in cost-effective clean energy are fueling historic capital expenditure. More than half of the Company's projected capital expenditures from 2025 through 2029 will support generation investments to achieve our science-based carbon reduction goals.

In the last five years, MGE Energy has grown its asset base from approximately $2.1 billion to more than $2.8 billion, resulting in a compound annual growth rate in assets of more than 6%. In early 2024, MGE's 6-megawatt (MW) Tyto Solar



Chairman, President and CEO Jeff Keebler at MGE headquarters in downtown Madison, Wis.



**Asset Growth** (in millions)

| 2019 | 2020 | 2021 | 2022 | 2023 | 2024 |
|------|------|------|------|------|------|

**Capital Expenditures** (in millions)

Forecasted

| 2024 | 2025 | 2026 | 2027 | 2028 | 2029 |
|------|------|------|------|------|------|
| $237 | $240 | $266 | $286 | $296 | $312 |

**MGE Top Credit Quality**

| S&P | Corporate Credit: AA-<br>Outlook: Stable |
|-----|------------------------------------------|
| Moody's | Secured: Aa2<br>Unsecured: A1<br>Outlook: Stable |



**Left:** MGE's 6-megawatt Tyto Solar project came online in early 2024. A distributed energy resource, the facility feeds carbon-free energy directly to MGE's distribution grid serving customers. During the growing season, sheep from a nearby farm graze at the facility to keep the grasses and brush from shading the panels.

**Right:** In late May, a powerful storm with hurricane-force winds struck the Madison area, causing one of the largest outage events in MGE history. Crews, with help from mutual assistance personnel, restored power to MGE customers with zero injuries reported throughout the multiday restoration effort.

project came online, and in early 2025, MGE's 6-MW Strix Solar facility also began serving the grid. As distributed energy resources, the Tyto and Strix solar facilities serve customers with locally generated, carbon-free energy fed directly to our distribution system.

The Darien Solar Energy Center in Rock and Walworth counties is one of two major solar projects to come online in the last year. MGE owns 25 MW of solar capacity from the 250-MW solar project, which came online in early 2025. MGE also will own 7.5 MW of the project's 75 MW of battery storage, which is expected to be completed in 2026.

In Kenosha County, the Paris Solar-Battery Park began generating in late 2024. MGE owns 20 MW of solar capacity from the 200-MW park. The project represents MGE's first large-scale battery investment. MGE owns a 10% share of the 110-MW battery, which is expected online in 2025.

### Enabling the clean energy transition

In June, MGE purchased an additional 25 MW of capacity of the West Riverside Energy Center, a state-of-the-art natural

gas-fired facility in Beloit, Wis. MGE owns a total of 50 MW of capacity of West Riverside.

Modern, highly efficient natural gas plants such as West Riverside are helping to enable our ongoing clean energy transition. Natural gas complements the continued growth of intermittent renewable resources with dispatchable energy, ensuring reliability for our customers as we decarbonize the grid.

Our renewable facilities will continue to be used when they are available. The dispatchability and lower emissions associated with natural gas make it a powerful bridge fuel to ensure continued reliability and to advance our carbon reduction goals.

Natural gas adds needed reliability and balance to the electric system as we continue to move away from coal-fired generation. MGE has no sole ownership of coal-fired generation. By the end of 2032, we expect to have eliminated coal-fired generation from our ownership portfolio with the transition to natural gas at Elm Road Generating Station, of which MGE is a minority owner.

### Partnering in innovation

In August, an application for State regulatory approval was filed for the Columbia Energy Storage project. The innovative project received an award in July for a cooperative agreement with the U.S. Department of Energy. The award supports the construction of a compressed carbon dioxide long-duration energy storage (LDES) system at the site of the Columbia Energy Center. The LDES project would be the first-of-its-kind in the United States, delivering electricity to the grid when it is needed or taking electricity and storing its energy when the grid has excess electricity.

### Targeting net-zero methane emissions

Building on our existing sustainability goals, MGE also is targeting net-zero methane emissions from our natural gas distribution system by 2035. Methane can be emitted during the production, transmission and distribution of natural gas.

MGE already has a tight natural gas system, having replaced all material considered to be leak-prone in our distribution system, and our leak-inspection and repair schedules exceed federal requirements. MGE continues to explore and to test new technologies that help us achieve methane reductions.

The Company also is working with customers who seek to reduce their environmental footprint stemming from natural gas use at their home or business. MGE has introduced a flexible renewable natural gas option to allow customers to offset the emissions associated with their use of natural gas.

MGE is committed to taking a holistic and proactive approach to sustainability across our operations. Our inventory and analysis of all greenhouse gas (GHG) emissions associated with our electric generation and distribution, purchase and distribution of natural gas, and other sources documented that more than half of MGE's total GHG emissions come from sources already included in the Company's goal of net-zero carbon electricity. As we continue to pursue our reduction strategies, if we can go further faster toward our net-zero carbon and net-zero methane goals, we will.

### Powering safety

This past year marked the 10th anniversary of the start of our journey to safety excellence. In 2014, MGE formally began its safety initiative by implementing safety training for all employees, from executive leadership to frontline teams. Our employee-led Safety Steering Team was developed and since its creation, the team has established Continuous Improvement (CI) Safety Teams. The CI teams target specific opportunities, identified by the Safety Steering Team, to further improve our safety culture.

Our employees' commitment to the safety of each other, our customers and our communities was demonstrated when a major storm struck in May. Hurricane-force winds caused damage and power outages across Wisconsin. The storm impacted more than 35,000 MGE electric customers, making it one of the largest outages in Company history. Crews, along with mutual assistance personnel, responded to broken poles, hundreds of downed wires and tree branches, and uprooted trees, resulting in a multiday restoration effort with zero injuries reported. I thank our dedicated employees for their commitment to safety excellence no matter the circumstances.

Thank you for your investment in MGE Energy and for the trust you place in your community energy company. On behalf of our Board of Directors, I look forward to building on our record of success and to advancing our commitment to value through the delivery of safe, reliable, affordable and sustainable energy.

Jeffrey M. Keebler

*Chairman, President and Chief Executive Officer*



**Renewable Energy Investments**

2015

Shared Solar

Forward Energy Center  Saratoga Wind Farm

2020

Morey Field Solar
Two Creeks Solar
Dane County
Airport Solar

Badger Hollow I
O'Brien Solar Fields

Red Barn
Wind Farm

Hermsdorf
Solar Fields

Badger
Hollow II

Tyto Solar
Paris Solar

2025

Strix Solar
Darien Solar
Energy Center

Sunnyside
Solar Energy
Center*
Koshkonong
Solar Energy
Center

Badger Hollow Wind Farm*
Whitetail Wind Farm*

High Noon Solar
Energy Center*
Ursa Solar*

Dawn Harvest Solar*
Good Oak Solar*
Gristmill Solar*
Saratoga Solar*

2030

We continue to evaluate potential new wind and solar sites beyond what is currently planned.
*Pending regulatory approval

# Transitioning our energy supply

South of Madison, in nearby Fitchburg, is one of MGE's newest solar facilities, Tyto Solar. The 6-megawatt (MW) project came online in winter 2024. Tyto Solar feeds cost-effective, carbon-free energy to MGE's distribution grid to serve all customers.

Tyto Solar's bifacial panels produce energy from both sides as they track the sun throughout the day. The tracking system also allows the panels to be stowed, for example, during snow events to prevent snow from reducing energy production.

Also helping to maximize energy production at Tyto Solar—a flock of sheep from Wiscovery Farm next door. In the warmer months, dozens of Katahdin sheep graze under and around the site's more than 13,000 solar panels. Solar grazing is a form of agrivoltaics, or "dual-use solar," which pairs solar production and agriculture. Grazing by the sheep during the growing season keeps the grasses and brush from shading the panels, avoiding drops in panel efficiency and the use of fossil fuel for mowing.

Tyto Solar is MGE's first project to deploy sheep for sustainable mowing. The practice builds on MGE's commitment to sustainability throughout Company operations and to biodiversity at MGE's solar facilities. Other MGE-owned and MGE-operated sites, such as the nearby 22-MW O'Brien Solar Fields, host native plants to support pollinators from spring through fall.

Down the road from Tyto Solar is MGE's latest local project, the 6-MW Strix Solar facility, which came online in early 2025. One-third of the project will serve MGE's new community solar program, Shared Solar-Strix, if the program receives regulatory approval.

Largely based on MGE's original community solar program, Shared Solar, the new, proposed community solar program offers customers the option to receive up to half of their annual electricity use from Strix Solar for up to six years as MGE works toward reduced carbon emissions of at least 80% by 2030. The proposal also offers a participation option for eligible low-income customers who would pay a lower participation fee and energy rate.

MGE's community solar proposal brings flexible, affordable, locally generated solar energy to customers interested in further reducing their footprint as MGE works toward its science-based carbon reduction goals.

Building on its sustainable energy commitments, MGE introduced in 2024 its renewable natural gas (RNG) option for customers. Considered a net-zero carbon biogas, RNG can be used in place of conventional natural gas.

The Company's Green Power Tomorrow (GPT) RNG program, known as GPT RNG, is a way for customers like Jane and Andrew Held to reduce their footprint by offsetting their greenhouse gas emissions from their use of natural gas. MGE is the first utility in the state to offer this type of RNG option.

"We value MGE's commitment to innovative, sustainable energy options like the GPT RNG program," Held says. "These programs offer customers a way to reduce their individual footprint, which helps to support a cleaner future for everyone."

Customers pay an incremental charge to participate, selecting either a set number of therms each month or a percentage of their monthly usage. MGE purchases Renewable Thermal Certificates on behalf of the customer to offset the emissions associated with the customer's usage.

MGE has a goal to achieve net-zero methane emissions from its natural gas distribution system by 2035. GPT RNG helps advance the Company's goal while meeting the needs and expectations of customers who share our commitment to sustainable energy.

> "Beyond cost-effective clean energy generation, these local solar projects also create a new ecosystem with native plants, pollinators, birds and other species, building on our commitment to sustainability across Company operations."
>
> — John Armstrong, MGE Manager Renewable Engineering - Substations, Electric Planning and Renewable Engineering







**Top:** Dozens of sheep graze at MGE's Tyto Solar in Fitchburg during the growing season. A form of agrivoltaics, solar grazing keeps the grasses and brush from shading the panels in a sustainable way.

**Left:** MGE's 6-megawatt Strix Solar project came online in early 2025. A portion of the project will serve customers who enroll in MGE's newest community solar program, if the program receives regulatory approval.

**Right:** Having worked on sustainable biofuels for nearly 20 years, MGE customer Andrew Held is committed to renewable energy. Andrew and his wife, Jane (not pictured), participate in MGE's Green Power Tomorrow (GPT) program to help fuel their plug-in hybrid electric vehicle and are enrolled in MGE's new renewable natural gas (RNG) option, GPT RNG, for their home in Madison.

# Enabling a more dynamic grid

Originally built in the early 1970s, U.S. Bank Plaza in downtown Madison stands as an unofficial landmark, its glass exterior reflecting images of the State Capitol across the street. The nearly 382,000-square-foot retail and office space is one of 10 commercial properties owned and operated by Urban Land Interests (ULI), a longtime Madison-based property management and development company.

With operations oversight for hundreds of electric and natural gas meters in ULI's portfolio, Mead Bradley is responsible for benchmarking the energy used in ULI's commercial buildings. MGE's online tool, MyMeter, simplifies the benchmarking process to help building owners make informed, strategic decisions about operations to save energy.

MyMeter provides a dashboard, detailing commercial property owners' electric and natural gas usage in as short as 15-minute intervals. Accessibility to near real-time energy data helps customers to manage usage during peak periods and to work with MGE in developing energy-saving strategies that fit their business and budget.

MyMeter helps to manage our collective use of energy, a key objective under MGE's Energy 2030 framework for a more sustainable future. By working with customers to manage energy use, MGE is able to manage the grid more efficiently for the benefit of all customers. Using MyMeter and other technologies to help manage demand ultimately helps to manage all customers' costs long-term and helps to reduce carbon emissions.

> "Sustainability is a priority for our organization. MGE's MyMeter helps make managing our energy use easier across our multiple facilities."
>
> — Mead Bradley, Director of Commercial Property Management and Operations, Urban Land Interests

Testing the use of smart and other sustainable energy technologies to help manage the grid is an objective of Connected Communities, a multiyear demonstration project

with funding from the U.S. Department of Energy. MGE is a partner in the project with the energy nonprofit Slipstream Group, Inc., the City of Madison and others to facilitate "grid-interactive" efficient buildings.

One of those buildings is Madison Fire Department Station 14. With a high-performance HVAC system, geothermal heating and cooling as well as LED lighting and other features, Station 14 is built for efficiency and sustainability.

Connected Communities combines energy efficiency with demand flexibility. Station 14, along with other buildings in the project, communicate or "interact" with the grid to optimize their energy use, to manage their costs and to reduce carbon emissions. Today's grid is more connected with greater opportunity to explore partnerships with customers, like this one and MGE's demand response programs, to manage the system more efficiently and sustainably.

Grid management becomes more important as the use of electric vehicles (EVs) continues to grow. The electrification of transportation—the largest source of direct greenhouse gas emissions in the United States—is a key strategy for deep decarbonization.

MGE is working in multiple ways to help facilitate the growth of EVs and EV charging. That includes working with customers such as the City of Madison Yahara Hills Golf Course to enable EV charging at the facility. City Golf Operations Director David Vetrovec says the location provides visitors as well as drivers along the interstate corridor convenient access to fast charging.

To help commercial customers interested in installing EV charging infrastructure on-site, MGE proposed in 2024 the Commercial EV Charging Allowance (CEVCA) Program. If approved, the program will help business customers who want to install EV charging equipment manage the up-front costs of the chargers.

As MGE works to expand EV charging—and the remote management of charging demand through programs like Charge Ahead—all customers stand to benefit. Growth in EV charging expands the base through which utility costs are spread, helping to manage costs for all customers.



**Top:** MGE's Matt Matenaer (left), Senior Engineer Business Customer Relations, with Mead Bradley and Robert Bruni of Urban Land Interests (ULI) helps customers like ULI use MGE's MyMeter dashboard to benchmark their energy use at large commercial buildings.
**Inset:** ULI's Albert Thibodeau manages the chillers at U.S. Bank Plaza, which uses MGE's MyMeter for energy use benchmarking.

**Left:** Slipstream Principal Engineer Scott Schuetter and Jon Evans, Building Design Project Manager in the City of Madison's Engineering Division, are part of the collaborative team exploring the impacts of control technologies for "grid-interactive" efficient buildings, such as Madison Fire Station 14.

**Right:** City of Madison Golf Operations Director David Vetrovec will oversee the installation of electric vehicle (EV) charging stations at the City's Yahara Hills Golf Course, one of a number of partners helping MGE expand EV charging.

# Maintaining energy affordability

On Madison's South side, Rosalino "Lino" Antonio Ruiz and his wife, Maria Serrano-Miranda, operate El Pastor Mexican Restaurant and Catering. In 2024, the more than 25-year-old restaurant in the city's recently redeveloped Park Street corridor underwent a series of energy-saving improvements through a unique collaboration. The Community Impact Project is a partnership between MGE and FOCUS ON ENERGY®, Wisconsin's statewide energy efficiency program.

MGE teams in Business Customer Relations and Residential and Community Services (RCS) worked with several South-side business owners whose locations received free energy assessments. The assessments through Focus on Energy identified opportunities to improve energy efficiency at the small businesses.

With a grant from the project to help cover costs, Ruiz upgraded lighting and illuminated signage as well as the restaurant's HVAC system and two refrigerators. The improvements, completed by a trade ally contractor in the Focus on Energy program, will help manage El Pastor's energy use and costs for years to come.

Energy efficiency is a key strategy for managing energy use and costs—and for reducing carbon emissions. Meeting customers where they are—to help customers achieve their goals as well as our own—is part of our mission as your community energy company.

Whether it's reducing a customer's costs or environmental footprint or both, MGE works with partners throughout the community to bring energy savings and resources to our diverse customer base.

In late July, members of MGE's RCS team participated in a community resource fair featuring a variety of local organizations at the nonprofit Tenant Resource Center on Madison's East side. The RCS team regularly engages customers at community events, workshops and other partnership opportunities. RCS members offer energy efficiency, energy safety and other resources directly to customers, from renters to seniors and others through targeted outreach.

In the fall, MGE teamed up with a few longtime partners to engage Madison-area seniors at centers across the community. MGE, the nonprofit Project Home and energy assistance facilitator Energy Services, Inc. (ESI), joined NewBridge Madison on the city's North side at Warner Park Community Recreation Center. These energy resource fairs created a one-stop shop to apply for energy assistance from ESI, learn about weatherization services offered by Project Home and get energy-saving tips and resources from MGE energy experts.

> "Meeting customers where they are helps MGE overcome barriers to reaching our diverse customer base. We are able to assist customers directly and hear directly from them to inform our efforts into the future."
>
> — Laura Paprocki, MGE Residential Energy Engineer - Residential and Community Services

Energy affordability is a top priority for MGE. While MGE partners with many programs and organizations, such as Project Home and ESI, to connect eligible customers with available benefits, MGE also has proposed an Arrearage Management Program.

Known as "Back on Track," the pilot program would offer financial assistance to eligible residential customers who have accrued substantial past-due account balances. The pilot is designed to help vulnerable customers overcome existing arrears and develop long-term, on-time monthly payment patterns. The proposal also includes educational opportunities to help promote long-term energy savings through energy efficiency.

MGE will continue to address and manage energy affordability as we transition our energy supply. We're working to achieve greater sustainability and to manage long-term costs by growing our use of carbon-free, renewable energy, which carries no fuel costs, helping to reduce rate volatility and manage long-term costs into the future.



**Top:** MGE's Charlene Smith, Business Community Manager, with Rosalino "Lino" Antonio Ruiz and his wife, Maria Serrano-Miranda, at their restaurant, El Pastor Mexican Restaurant and Catering. Smith helped Ruiz move forward with energy-saving improvements at El Pastor through the Community Impact Project, a collaboration between MGE and FOCUS ON ENERGY®.

**Left:** MGE Senior Residential Customer and Digital Engagement Manager Charlie Warner meets customers where they are—at community events, workshops and other partnership opportunities, such as the Tenant Resource Center's Community Resource Fair on Madison's East side—to connect directly around energy efficiency and sustainability.

**Right:** MGE Customer Engagement Manager Mai Thao (left) and MGE Residential Energy Engineer Laura Paprocki partner with Project Home and Energy Services, Inc., to host energy resource fairs for seniors.

# Ensuring all customers benefit

With the launch of its bus rapid transit system in the fall, Madison Metro Transit (Metro) began deploying its more than 60 all-electric buses. The buses charge at Metro's new satellite bus storage facility on the city's Northeast side—with help from MGE.

The recently remodeled 189,000-square-foot building houses several charging stations, enabling charging for dozens of electric buses. MGE provided financial support and worked with Metro to plan and to install the extensive charging capacity at its primary bus storage and maintenance facility.

The new all-electric buses, which now account for a third of Metro's entire fleet, are quieter and produce zero tailpipe emissions. The transition to electric transportation will play a key role in efforts to reduce carbon emissions. Ongoing partnerships like this one help to ensure all MGE customers benefit from new, more sustainable energy technologies as we transition to a net-zero carbon future.

Metro's buses crisscross the community, offering all Madisonians the opportunity to experience electric transportation. MGE also worked with City officials to locate and to install pole-mounted public charging stations in neighborhoods lacking access to convenient electric vehicle (EV) charging. Pole-mounted chargers attach to an existing MGE utility pole to offer curbside charging, which can help facilitate charging for drivers who live in multifamily dwellings without a dedicated garage or parking space to install home charging.

A key objective in MGE's Energy 2030 framework for a more sustainable future is to deepen our engagement with those we serve. By deepening our understanding of our customers' needs and preferences through engagement, we're better able to serve them and to meet them where they are.

In 2024, MGE hired a third-party facilitator to survey members of our communities of color and to conduct focus groups seeking input on EV adoption. A goal of the engagement was to understand our multicultural customers' perceptions and awareness of and barriers to electric transportation. With

input solicited in both English and Spanish, the project identified a need for continued engagement with our diverse communities to share EV information and to grow public charging opportunities.

> "Electrification is a powerful step our customers can take to help us create a more sustainable energy future. When we better understand our customers' goals and preferences, we are better able to meet their needs and expectations and deliver long-term customer value."
>
> — Erinn Monroe-Nye, MGE Manager Energy Services and Policy - Customer Experience and Energy Services

Engagement is one of our core values. Relationship-building, whether around EVs, energy safety, energy efficiency or carbon-free energy, is part of what makes MGE your community energy company.

With a mission to engage, educate and empower, Aldo Leopold Nature Center in Monona is a longtime partner in helping advance energy education among our communities' youth. In October, MGE teams participated in the center's Fall Fest, a free family-friendly celebration of science, nature and energy.

Local youth learned how their energy could help generate electricity using MGE's Pedal Power Bicycle, a community resource offered by MGE to schools and other youth-oriented organizations. MGE energy experts from the Residential and Community Services team, Laura Paprocki and Brian Driscoll, encouraged the center's young visitors to pedal the bicycle's LED light tower toward illumination. MGE is committed to connecting with our customers directly to share our resources and tools and to create enriching experiences for all those we serve.





**Left:** Madison Metro Transit's new bus storage and maintenance facility has the capacity to charge dozens of all-electric buses. Metro purchased 62 electric buses as part of its 2024 launch of a new bus rapid transit system and the department's ongoing transition to sustainable transportation.

**Right:** MGE Senior Multifamily Services Manager Brian Driscoll (foreground) and MGE Residential Energy Engineer Laura Paprocki use MGE's Pedal Power Bicycle to engage families at the Aldo Leopold Nature Center's Fall Fest, a celebration of nature, science and energy.

**Bottom:** MGE Manager Energy Services and Policy Erinn Monroe-Nye (left), Customer Engagement and Community Services Manager De'Kendrea Stamps and Director Residential and Community Services Mario Garcia Sierra meet to discuss the results of an electric vehicle engagement project involving MGE's multicultural customers.

# Corporate Leadership

## Directors of MGE Energy and MGE



**Patricia K. Ackerman**
Retired Senior Vice President, Investor Relations, Corporate Responsibility and Sustainability and Treasurer at A.O. Smith
Age 64
Director since 2024



**Marcia M. Anderson**
Retired Clerk of Court of U.S. Bankruptcy Court - Western District of Wis., retired Major General in the U.S. Army, owner of Elan Solutions, LLC, a consulting company
Age 67
Director since 2018



**James G. Berbee**
Former Chairman and CEO of Berbee Information Networks Corp., licensed physician, co-founder and chairman of WiscMed, LLC
Age 61
Director since 2018



**Londa J. Dewey**
Chief Executive Officer of QTI Management Services, Inc., a human resources and staffing company
Age 64
Director since 2008



**Jeffrey M. Keebler**
Chairman, President and Chief Executive Officer of MGE Energy, Inc., and Madison Gas and Electric Co.
Age 53
Director since 2017



**Daniel J. Kelly**
Retired Chief Underwriting Officer and former Chief Financial Officer at American Family Insurance, CPA
Age 62
Director since 2024



**James L. Possin**
Certified Public Accountant, former partner at Grant Thornton LLP
Age 73
Director since 2009



**Angela S. Rieger**
Executive Vice President, Chief Transformation Officer at Lands' End, board member of Thrivent, American Family Children's Hospital Development Partners Advisory Board
Age 57
Director since 2024



**Gary J. Wolter**
Former Chairman, President and Chief Executive Officer of MGE Energy, Inc., and Madison Gas and Electric Co.
Age 70
Director since 2000



**Noble L. Wray**
Retired Chief of Police, City of Madison Police Department, Governor's Pardon Advisory Board member
Age 64
Director since 2021

*For detailed information on board members, see the MGE Energy Proxy Statement.*

## Officers of MGE Energy and MGE



**Jeffrey M. Keebler[1]**
Chairman, President and Chief Executive Officer
Age 53
Service since 1995



**Lynn K. Hobbie**
Executive Vice President
Age 66
Service since 1985



**Cari Anne Renlund[1]**
Vice President - General Counsel and Secretary
Age 51
Service since 2015



**Jared J. Bushek[1]**
Vice President - Chief Financial Officer and Treasurer
Age 44
Service since 2010



**Melissa T. Garner**
Vice President - People and Community Engagement
Age 43
Service since 2013



**James J. Lorenz**
Vice President - Energy Operations
Age 58
Service since 1987



**Scott R. Smith**
Vice President - Business and Regulatory Strategy
Age 53
Service since 2017



**John A. Jicha**
Assistant Vice President - Energy Supply
Age 51
Service since 2005



**Jenny L. Lagerwall[1]**
Assistant Vice President - Accounting and Controller
Age 41
Service since 2009



**John T. Robson**
Assistant Vice President - Electric Engineering and Energy Production
Age 56
Service since 1992



**Bryan R. Sullivan**
Assistant Vice President - Chief Information Officer
Age 52
Service since 2018



**Ted L. Wadzinski**
Assistant Vice President - Gas Operations, Measurement and Operations Support
Age 60
Service since 2011

1. Officers of MGE Energy and MGE. All others are MGE officers.

# Shareholder Information

## 2025 Annual Shareholder Meeting
Tuesday, May 20, 2025
Please see the Proxy Statement for annual meeting information.

## Stock Listing
• MGE Energy common stock trades on the Nasdaq Stock Market®
• Stock symbol: MGEE
• Listed in newspaper stock tables as MGE

## Shareholder Account Information
Please notify Computershare promptly if:
• A stock certificate is lost or stolen.
• A dividend check or statement is not received within 10 days of the scheduled payment date.
• Your name or address changes.

## Online Account Access
MGE Energy's transfer agent, Computershare, provides registered shareholders with secure online account access. Shareholders may view share balances, manage their portfolio, access tax forms, update personal information and more.

Visit **computershare.com/mgee** for more information.

To contact Computershare by mail:
MGE Energy Shareholder Services
c/o Computershare Trust Company, N.A.
PO Box 43078
Providence RI 02940-3078

For overnight delivery:
MGE Energy Shareholder Services
c/o Computershare Trust Company, N.A.
150 Royall Street, Suite 101
Canton MA 02021

By email:
web.queries@computershare.com

By phone:
Toll-free: (800) 356-6423

## MGE Energy Shareholder Services
Madison-based staff are available to assist shareholders at our corporate headquarters by appointment between the hours of 9:00 a.m. and 4:00 p.m. (CT) Monday through Friday. We are located at 623 Railroad St. in Madison, Wis. To make an appointment, please email Shareholder Services at investor@mgeenergy.com.

## 2025 Expected Record and Dividend Payment Dates

### MGEE Common Stock

| Record Dates | Payment Dates |
| --- | --- |
| March 1 | March 15 |
| June 1 | June 15 |
| Sept. 1 | Sept. 15 |
| Dec. 1 | Dec. 15 |

## Direct Stock Purchase and Dividend Reinvestment Plan
The Direct Stock Purchase and Dividend Reinvestment Plan provides a low-cost alternative to traditional retail brokerage methods of purchasing, holding and selling MGE Energy, Inc., Common Stock.

Visit **computershare.com/mgee** to review the Prospectus and to enroll, or contact Computershare to request an enrollment package. This is not an offer to sell or a solicitation to buy any securities. Any stock offering will be made by Prospectus only.

## Materials Available
More financial information is available upon request or on our website, **mgeenergy.com**, including the Direct Stock Purchase and Dividend Reinvestment Plan.

## Sign Up For Electronic Delivery
You may choose to receive email alerts when annual meeting invitations, proxy materials, the annual report and newsletters are available on our website. Shareholders can sign up by visiting **mgeenergy.com/paperless**.

## Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP

## Corporate Responsibility
MGE Energy is committed to being a responsible corporate citizen in meeting the needs and interests of our customers, shareholders and community.

Our board provides oversight with respect to the Company's long-term strategic plans and business initiatives; environmental and sustainability performance; enterprise-wide risk assessment and management; major capital projects and investments, new technologies and industry changes; and fiscal and budget matters. Visit **mgeenergy.com/corpgov** for more information.

## MGE Energy Online
Visit **mgeenergy.com** for more information about MGE Energy.



# Corporate Profile



| Madison Gas and Electric Company | MGE Transco Investment, LLC | MGEE Transco, LLC | MGE Power, LLC | MAGAEL, LLC | Central Wisconsin Development Corporation | MGE Services, LLC |
| --- | --- | --- | --- | --- | --- | --- |

MGE Power West Campus, LLC · MGE Power Elm Road, LLC · North Mendota Energy & Technology Park, LLC

## MGE Energy, Inc.
MGE Energy is the parent company of Madison Gas and Electric Co. (MGE) and its divisions, which serve natural gas and electric customers in south-central and western Wisconsin.

MGE Transco Investment, LLC, holds an ownership interest in ATC, LLC, which invests in transmission assets, primarily within Wisconsin.

MGEE Transco, LLC, holds an ownership interest in ATC Holdco, which invests in transmission assets outside ATC, LLC, service territory.

MGE Power, LLC, owns assets in the West Campus Cogeneration Facility at Madison, Wis., and the Elm Road Generating Station at Oak Creek, Wis.

MAGAEL, LLC, holds title to properties acquired for future utility plant expansion.

Central Wisconsin Development Corp. promotes business growth in MGE's service area.

North Mendota Energy & Technology Park, LLC, owns property and serves as the development entity for the property.

MGE Services, LLC, provides construction and other services.

**Learn more at mgeenergy.com.**

## MGE Electric Services
**Generation and Distribution**
**Customers:** 167,000
**Population:** 369,000
**Area:** 264 square miles

**Communities served:** Cross Plains, Fitchburg, Madison, Maple Bluff, McFarland, Middleton, Monona and Shorewood Hills

**Generating facilities:** Badger Hollow Solar Farm in Iowa County, Blount Generating Station at Madison, Columbia Energy Center at Portage, Darien Solar Energy Center in Rock and Walworth counties, Elm Road Generating Station at Oak Creek, Forward Energy Center wind farm in Dodge and Fond du Lac counties, natural gas combustion turbine at Marinette, Paris Solar in Kenosha County, Red Barn Wind Farm in Grant County, Renewable Energy Rider solar (including Dane County Airport Solar, Hermsdorf Solar Fields, Morey Field Solar and O'Brien Solar Fields), Rosiere Wind Farm in Kewaunee County, Saratoga Wind Farm in northeast Iowa, Shared Solar at Middleton, solar units and combustion turbines in the Madison area, Strix Solar at Fitchburg, Top of Iowa Wind Farm in north-central Iowa, Two Creeks Solar in Manitowoc County, Tyto Solar at Fitchburg, West Campus Cogeneration Facility at Madison and West Riverside Energy Center at Beloit

**Learn more at mge.com.**

## MGE Natural Gas Services
**Purchase and Distribution**
**Customers:** 178,000
**Population:** 510,000
**Area:** 1,684 square miles

**Counties served:** Columbia, Crawford, Dane, Iowa, Juneau, Monroe and Vernon

**Wisconsin**

MGE Gas/Electric Service
MGE Gas Service

Saratoga Wind Farm
Viroqua
Elroy
Top of Iowa Wind Farm
Minnesota
Iowa
Red Barn Wind Farm
Prairie du Chien
Badger Hollow Solar Farm

MGE Combustion Turbine
Rosiere Wind Farm
Two Creeks Solar
Forward Energy Center
Columbia Plant
Elm Road Plant
West Riverside Energy Center
Paris Solar
Darien Solar

**Madison Area**
Blount Generating Station
Combustion turbines
Renewable Energy Rider solar
Shared Solar
Strix Solar
Tyto Solar
West Campus Cogeneration





P.O. Box 1231
Madison, WI 53701-1231

## Your Community Energy Company

Learn more at mgeenergy.com.

MGE is committed to environmental stewardship. This report is printed on recycled paper.